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                              December 27, 2021

       James Doris
       Chief Executive Officer
       Camber Energy, Inc.
       15915 Katy Freeway, Suite 450
       Houston, Texas, 77094

                                                        Re: Camber Energy, Inc
                                                            Form 10-K/A for the
Fiscal Year ended March 31, 2020
                                                            Filed November 22,
2021
                                                            File No. 001-32508

       Dear Mr. Doris:

              We have reviewed your December 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2021 letter.

       Form 10-K/A for the Fiscal Year ended March 31, 2020

       Business
       Viking Plan of Merger, page 10

   1. We understand from your response to prior comment one that you agree that Mr. Doris is involved in making
significant financial and operating decisions at Viking that would preclude consolidation
by Camber if such participation were held via his position as a shareholder of Viking,
rather than through his position as the CEO.

                                                        Please further explain
how you regard participation associated with his position as CEO to be distinct and
unrelated to his position as the Viking Series C preferred shareholder, considering that the
Certificate of Designation establishes the CEO of Camber position as the pivotal criteria in
the suspension of voting rights, i.e. where suspension is conditioned
 James Doris
FirstName LastNameJames   Doris
Camber Energy,  Inc.
Comapany27,
December  NameCamber
              2021      Energy, Inc.
December
Page 2    27, 2021 Page 2
FirstName LastName
         upon holding the position that conveys significant participation.
2. We note that in response to prior comment one you explain that you have not considered the variable interest consolidation model beyond the business scope exception, which you reason is available based in part on having not participated significantly in the design or redesign of the entity.

         Tell us how you evaluated from the standpoint of Camber and its related parties, as defined in FASB ASC 810-10-25-43, the transaction structure, transfers of assets and the various changes in governance, capitalization, and contractual arrangements (e.g., modifications to the Viking Series C preferred stock, providing loans and issuing securities, restructuring the arrangement with EMC Capital Partners, LLC, and conveyance of interests in Elysium Energy Holdings, LLC), in formulating this view.

         Please clarify whether you determined, upon considering the various facets of the transaction and relationships mentioned above, whether there was no redesign of Viking or there was a redesign of Viking but Camber and its related parties did not participate significantly in the redesign; and provide details on the scope of your analyses.
3. We note your response to prior comment two regarding your consideration of the guidance in FASB ASC 805-10-55-10 through 15, pertaining to the accounting acquirer determination, and request the following additional details about your evaluation.

                Provide us with a schedule showing the computations underlying your finding that shareholders of Camber will hold a larger voting interest in the consolidated entity than shareholders of Viking, along with a description of assumptions and dates utilized in determining the interests referenced in your analysis.

                Provide us with a schedule showing the computations underlying disclosures associated with your initial merger plan, which indicated shareholders of Viking would hold an 80% interest in the consolidated entity, while shareholders of Camber would hold a 20% interest, and explain how the interests and economics reflected in those arrangements have changed and reconcile with your current merger plan.

                Clarify whether you determined that Mr. Doris would be the largest minority shareholder in the consolidated entity and how you evaluated the relative interests of other shareholders in determining that his interest would not be considered a significant minority interest; please quantify other concentrations.

                Describe the current board of directors of Camber and all changes that have been made since the commencement of your merger discussions as well as any changes envisioned up to the point of an exchange to acquire the outstanding Viking shares.
              For example, this should encompass the circumstances under which directors have resigned, procedures followed in selecting replacements, identifying those involved in making changes and their affiliations, also those involved in determining and
 James Doris
FirstName LastNameJames   Doris
Camber Energy,  Inc.
Comapany27,
December  NameCamber
              2021      Energy, Inc.
December
Page 3    27, 2021 Page 3
FirstName LastName
              approving payments made to directors in conjunction with their departure.

                Provide us with the analyses of purchase consideration that you performed, from the standpoints of both Viking and Camber, in determining whether either entity would be effectively paying a premium over the pre-combination fair value of equity interests. For example, this should include your computations and comparisons of the purchase price per share and quoted market price per share for each entity, and a description of assumptions and dates of reference.

                Please describe the approach you have taken in quantifying the voting interests associated with the Camber Series C preferred shares in your analyses and the relevance of the change reported in your November 22, 2021 Form 8-K, indicating holders may now "vote together with holders of common stock on all matters other than election of directors and shareholder proposals..., on an as-if converted basis, subject to the beneficial ownership limitation in the COD...."

                Given that you had disclosed that the Camber Series C preferred shares were expected to be monetized in conjunction with your original merger plan, tell us the current status of any similar plans, discussions, or objectives; and describe your expectations pertaining to future settlements or conversions. Note - 4 Restatement of Previously Issued Financial Statements, page F-17

4. We note your response to prior comment three indicates that you believe all variability in the dividend rate reflects "market rate adjustments" that would not preclude equity classification of the embedded feature. You explain that since you have the option to pay the dividends and conversion premiums in cash, such amounts are not an embedded derivative or equity linked until notice of conversion has been received.

         Please explain how you would characterize each of the trigger events listed in Section I.H of the Certificate of Designation as a market rate adjustment and provide an analysis of the dividend and conversion premium provisions, including reference to specific authoritative accounting guidance, in support of your view.

         Given that you removed the cash settlement provisions from the instrument because these were not consistent with the original intent of the parties, according to your representation, please clarify how the view expressed in your response would change based on your April
         20, 2021 amendment to the Certificate of Designation. We reissue prior comment three.
5. We note your response to prior comment four indicating that you have not reported the
         Series C preferred stock at redemption value to comply with FASB ASC 480-10-S99-
         3A.14 because you do not consider the instruments to be redeemable.

         However, given that you were required to reclassify the instruments to temporary equity because redemption is not solely within your control, and considering that investors may
 James Doris
Camber Energy, Inc.
December 27, 2021
Page 4
         elect conversion at any time, it appears that you would be accounting for the instruments as currently redeemable instruments. Unless the dividends and conversion premium are required to be recognized as a derivative liability, it appears you would follow the guidance cited above which stipulates that the redemption amount at each balance sheet date "should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant." We reissue prior comment four.
Note 10 - Derivative Liabilities, page F-25

6. We have read your responses to prior comments five and six and understand that you have not adhered to Section I.G.4 of the Certificate of Designation of the Series C preferred stock, which requires adjustments to various formula inputs, including the conversion price, adjustment factor, and the maximum and minimum triggering levels for stock splits and reverse stock splits that have occurred subsequent to the origination date of September
         2, 2016, when settling conversion notices or determining the number of issuable shares, because "it did not make sense" for the numbers to be adjusted as contemplated. We note disclosures on page 14 of your 2020 Form 10-K/A identifying four reverse stock splits that have occurred subsequent to origination.

         Please describe the manner by which it was determined that it did not make sense to adjust the formula inputs as prescribed in the Certificate of Designation with regard to each of the four reverse stock splits, including the dates, individuals involved, and rationale.

         If you have secured concurrence from the investor in determining that settlement amounts would not conform to the settlement provisions as written, tell us the dates when these agreements occurred and how you would measure the values of these effective modifications and address the applicability of FASB ASC 260-10-S99-2 and 260-10-45-
         11 in your financial reporting. Please describe any assumptions and dates of reference utilized in your valuations and submit your underlying computations for review.
      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameJames Doris                                 Sincerely,
Comapany NameCamber Energy, Inc.
                                                              Division of
Corporation Finance
December 27, 2021 Page 4                                      Office of Energy
& Transportation
FirstName LastName